                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No.      1        )*
                                       --------------

                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   013068200
              ---------------------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020            Howard B. Bernick (708) 450-3400
NEAL, GERBER & EISENBERG                        2525 Armitage Avenue
Two North LaSalle Street, Suite 2200            Melrose Park, Illinois 60160
Chicago, Illinois 60602
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 1, 1999
                       ---------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 013068200                 13D                  Page 2 of 5 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HOWARD B. BERNICK
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable. (See Item 3 below.)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 1,447,379**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                  94,060**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  1,447,379**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                  94,060**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,541,439**

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [X]
      Excluded are 920,408 Class A shares (including options exercisable within 60 days to acquire 107,844 Class A shares) and 5,501,466 Class B shares (including 8,152 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan (the "Profit Sharing Plan") which are held by Bernick's spouse (Carol L. Bernick) either directly or as trustee or co-trustee of trusts. Bernick disclaims beneficial ownership of such shares.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          6.48%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN
------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS

  ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable currently or within 90 days to acquire Class A shares.

-----------------------                                  ---------------------
  CUSIP NO. 013068200                 13D                  Page 3 of 5 Pages
-----------------------                                  ---------------------


Item 1.   Security and Issuer.

     Title of Class of Securities:      Class A Common Stock, $.22 par value per
                                        share (the "Class A shares")

     Name and Address of Issuer:        Alberto-Culver Company (the "Company")
                                        2525 Armitage Avenue
                                        Melrose Park, IL 60160

Item 2.   Identity and Background.

     (a)  Name of Person Filing:        Howard B. Bernick ("Bernick")

     (b)  Address:                      2525 Armitage Avenue
                                        Melrose Park, IL 60160

     (c)  Principal Business:           Bernick, an individual, is a Director,
                                        President and Chief Executive Officer of the Company.

     (d)  Prior Criminal Convictions:   None

     (e)  Prior Civil Proceedings With
          Respect to Federal or State
          Securities Laws:              None

     (f)  Citizenship:                  U.S. Citizen

Item 3.   Source and Amount of Funds or Other Consideration.

     On August 1, 1999, options previously granted to Bernick to purchase an additional 156,250 Class A shares will become exercisable within the following 90 days. These options were granted to him in his capacity as President and Chief Executive Officer of the Company under the Alberto-Culver Stock Option Plan ("ACSOP").

Item 4.   Purpose of Transaction.

     See Item 3 above.

Item 5.   Interest in Securities of the Issuer.

     (a) (i) Amount of Class A Shares Beneficially Owned: 1,541,439 shares total: 836,100 Class A shares (includes 296,100 shares subject to options currently exercisable or exercisable within 90 days. Of such 296,100 shares subject to options, 139,850 are currently exercisable, 93,250 will become exercisable on September 30, 1999 and 63,000 will become exercisable on October 30, 1999) and 600,000 Class B shares held directly; 45,000 Class A shares held by the Bernick Family Foundation (a charitable foundation); 11,279 Class B shares held in Bernick's Profit Sharing Plan account and 5,100 Class A shares and 43,960 Class B shares held as one of three trustees of the Carol L. Bernick Investment Trust, u/a/d 7/7/97, fbo his children (the "Investment Trust").
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-----------------------                                  ---------------------
  CUSIP NO. 013068200                 13D                  Page 4 of 5 Pages
-----------------------                                  ---------------------

          (ii)  Percentage of Class A Shares Beneficially Owned: 6.48% total:
                6.05% directly; .20% by the Bernick Family Foundation; .05% as a participant in the Profit Sharing Plan and .21% as co-trustee of the Investment Trust (based on 22,828,797 Class A shares outstanding as of June 30, 1999).**

          ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, these calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised. As additional options to acquire 63,000 Class A shares will become exercisable within 90 days, they have also been included in the applicable holdings and percentages. Without including these 63,000 shares, the percentage of Class A shares beneficially owned by Bernick would be 6.23% and the percentage of Class A shares beneficially owned directly by Bernick would be 5.80%.

     (b)  Number of Shares as to Which Such Person Has:
                    (i)    Sole power to vote:        1,447,379
                    (ii)   Shared power to vote:         94,060/1/
                    (iii)  Sole power to dispose:     1,447,379
                    (iv)   Shared power to dispose       94,060/1/

     An additional 920,408 Class A shares (including 107,844 subject to stock options exercisable within 60 days) and 5,501,466 Class B shares (including 8,152 Class B shares held as a participant in the Profit Sharing Plan) are held by Bernick's spouse either directly or as trustee or co-trustee of trusts. Bernick disclaims beneficial ownership of such shares and they are not included above.

     /1/ Bernick, in his capacity as co-trustee of the Investment Trust, shares the power to vote and dispose of 5,100 Class A shares and 43,960 Class B shares held by the Investment Trust with Marshall E. Eisenberg and Rachel Nisker, and Bernick shares the power to vote and dispose of 45,000 Class A shares held by the Bernick Family Foundation with Carol
          L. Bernick. Certain information regarding Mr. Eisenberg, Ms. Nisker and Mrs. Bernick is presented below:

          (i)   Name of Person:     (1)       Marshall E. Eisenberg
                                    (2)       Rachel Nisker
                                    (3)       Carol L. Bernick

          (ii)  Address:            (1)       Neal, Gerber & Eisenberg
                                              Two North LaSalle St., Suite 2200
                                              Chicago, Illinois 60602

                                    (2)       65 Strathearn Road
                                              Toronto, Ontario, Canada
                                              M6C1R5

                                    (3)       2525 Armitage Avenue
                                              Melrose Park, Illinois 60160

          (iii) Principal Business: (1)       Marshall E. Eisenberg, an
                                              individual, is an attorney and a
                                              partner in the law firm, Neal,
                                              Gerber & Eisenberg, Chicago,
                                              Illinois.
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-----------------------                                  ---------------------
  CUSIP NO. 013068200                 13D                  Page 5 of 5 Pages
-----------------------                                  ---------------------

                                    (2)       Rachel Nisker, an individual, is
                                              unemployed.

                                    (3)       Carol L. Bernick, an individual,
                                              is a Director, Vice Chairman and
                                              Assistant Secretary of the
                                              Company, and President of Alberto-
                                              Culver North American, a division
                                              of the Company.

          (iv)  Prior Criminal
                Convictions:        (1-3)     None.

          (v)   Prior Civil
                Proceedings With
                Respect to Federal
                or State Securities
                Laws:               (1-3)     None.

          (vi)  Citizenship:        (1)       U.S. Citizen.
                                    (2)       Canadian Citizen.
                                    (3)       U.S. Citizen.

     (c) See Item 3 above. In addition, on June 16, 1999, 2700 Class A shares were gifted to Bernick as one of three co-trustees of the Investment Trust.

     (d)  None, except as described in footnote 1.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          None.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 1999


Signature:   /s/ Howard B. Bernick
            ---------------------------------------

Name/Title: Howard B. Bernick, individually, and
            as co-trustee of a trust for the benefit of his children.